Exhibit 99.1

Lanvin Group Prioritizes Creative Renewal and Operational Agility Amid Evolving Luxury Landscape

•	Revenue of €328 million in FY2024, a 23% decrease over FY2023, reflecting a transitional year marked by creative evolution and strategic realignment amid market headwinds

•	St. John and Caruso demonstrate resilience and stability, other brands undergo renewal to redefine their market positioning

•	Steady performance in Japan and North America; EMEA and Greater China adapt to shifting market dynamics

•	2025 poised to be the cornerstone of future development, with a strengthened leadership team and bold creative visions set to reinvigorate the Group’s portfolio

February 28, 2025 - Lanvin Group (NYSE: LANV, the “Group”), a global luxury fashion group with Lanvin, Wolford, St. John, Sergio Rossi, and Caruso in its portfolio of brands, today announced its preliminary, unaudited revenues for the full-year 2024. The Group reported revenues of €328 million, a 23% decrease year-over-year versus 2023, reflecting a transitional year as the Group strategically realigned its creative direction and operations to position itself for sustainable long-term growth in a dynamic global market.

Review of the Full-Year 2024 Preliminary, Unaudited Revenues

Lanvin Group Revenue by Brand

	2024A	2023A	2024A vs. 2023A
(Euros in Thousands)	Preliminary	Audited	Growth %
Lanvin	82,720	111,740	-26%
Wolford	87,642	126,280	-31%
St. John	79,269	90,398	-12%
Sergio Rossi	41,910	59,518	-30%
Caruso	37,107	40,011	-7%
Total Brands	328,648	427,947	-23%
Eliminations & Others	-491	-1,769
Total Group	328,157	426,178	-23%

The Group navigated through a softening market in FY2024: Amidst a dynamic global luxury landscape in 2024, Lanvin Group demonstrated strategic agility by proactively aligning its operations with evolving market conditions. While preliminary FY2024 revenues reflected broader industry trends, the Group’s decisive actions — including optimizing its retail network and enhancing operational efficiency — underscored its commitment to long-term prospects.

St. John and Caruso show resilience while other brands adapted to market shifts: The Group’s diversified brand portfolio demonstrated varying degrees of resilience in 2024. St. John and Caruso showed stability, with 12% and 7% decrease respectively, underscoring the strength of their loyal customer base and distinct market positioning while Wolford faced temporary disruptions in logistics and was affected by a macroeconomic downturn, contributing to a 31% decline in revenue. Lanvin and Sergio Rossi, despite facing industry-wide headwinds, embraced bold creative renewal, setting the stage to redefine their artistic visions and chart a course toward future growth.

Stability in Japan and North America, and EMEA and Greater China experienced softer demand: In 2024, the EMEA region experienced a decline in wholesale purchases, reflecting a cautious distributor sentiment, particularly affecting Lanvin and Sergio Rossi. In Greater China, sales continued to underperform compared to the previous year, during which the Group implemented targeted strategies to reignite growth in this key market. Japan and North American markets demonstrated greater resilience in the face of these challenges, underscoring the strength of Lanvin Group’s brand equity in these regions.

2025 Outlook

In 2025, despite a challenging macroeconomic environment, the Group remains committed to its long-term vision, leveraging its unique position in the luxury fashion industry to drive innovation and growth. The Group is enhancing its management capabilities by developing a dynamic leadership team under the new Executive President, Andy Lew, and establishing a second headquarters in Europe to strengthen local presence while optimizing decision-making efficiency.

Lanvin Group has also proactively consolidated its store network, focusing on core business units and optimizing its retail footprint. The appointment of new Artistic Director and Creative Director at Lanvin and Sergio Rossi, respectively, is expected to boost sales, with Peter Copping's debut show in January 2025 receiving widespread acclaim. Through a strengthened leadership team, strategic retail optimization, and bold creative visions, Lanvin Group is poised to drive innovation and growth, positioning itself for long-term success in the luxury fashion industry.

Conference Call

As previously announced, today at 8:00AM EST/9:00PM CST/2:00PM CET, Lanvin Group will host a conference call to discuss its preliminary revenues for the full-year 2024 and provide an outlook for 2025. All participants who would like to join the conference call must pre-register using the link provided below. Once the registration is complete, participants will receive dial-in numbers, a passcode, and a registrant ID which can be used to join the conference call. Participants may register at any time, including up to and after the call starts.

Registration Link:

https://dpregister.com/sreg/10196995/fe885f405b

A replay of the conference call will be accessible approximately one hour after the live call until March 07, 2025, by dialing the following numbers:

US Toll Free: 1-877-344-7529

International Toll: 1-412-317-0088

Canada Toll Free: 855-669-9658

Replay Access Code: 4193525

Additionally, an archived webcast of the conference call will be available on the Group's investor relations website at https://ir.lanvin-group.com.

Next Scheduled Announcement

The next scheduled announcement will be the full-year 2024 earnings release in April 2025. To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.lanvin-group.com.

Note: All % changes are calculated on an actual currency exchange rate basis

Appendix

Lanvin Group Revenue by Brand

	2024A	2023A	2024A vs. 2023A
(Euros in Thousands)	Preliminary	Audited	Growth %
Lanvin	82,720	111,740	-26%
Wolford	87,642	126,280	-31%
St. John	79,269	90,398	-12%
Sergio Rossi	41,910	59,518	-30%
Caruso	37,107	40,011	-7%
Total Brands	328,648	427,947	-23%
Eliminations & Others	-491	-1,769
Total Group	328,157	426,178	-23%

Lanvin Group Revenue by Geography:

	2024A	2023A	2024A vs. 2023A
(Euros in Thousands)	Preliminary	Audited	Growth %
EMEA	145,308	201,871	-28%
North America	128,583	147,310	-13%
Greater China	33,295	53,188	-37%
Other	20,971	23,809	-12%
Total	328,157	426,178	-23%

Lanvin Group Revenue by Channel:

	2024A	2023A	2024A vs. 2023A
(Euros in Thousands)	Preliminary	Audited	Growth %
DTC/eCommerce	200,197	247,013	-19%
Wholesale	115,814	161,516	-28%
Other	12,146	17,649	-31%
Total	328,157	426,178	-23%

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. Lanvin Group is listed on the New York Stock Exchange under the ticker symbol ‘LANV’.

For more information about Lanvin Group, please visit http://www.lanvin-group.com, and to view our investor presentation, please visit www.lanvin-group.com/investor-relation/.

Disclaimer

The full-year 2024 revenues are preliminary and unaudited. The audit of the Group’s financial statements will be finalized at the time of the Group’s 2024 consolidated financial statements. These unaudited financial data are not a comprehensive statement of the Group’s financial results for the year ended December 31, 2024 and should not be viewed as a substitute for the Group’s full annual financial statements prepared in accordance with IFRS. These preliminary unaudited financial results are subject to revision in connection with the Group’s financial closing procedures, including the review of such financial results by the Group’s audit committee, and finalization and audit of the Group’s consolidated financial statements for the year ended December 31, 2024. During the preparation of the Group’s consolidated financial statements and related notes and the completion of the audit for the year ended December 31, 2024, additional adjustments to the preliminary estimated financial results presented above may be identified. Actual results for the period reported may differ from these preliminary results.

Forward-Looking Statements

This communication, including the section “2025 Outlook”, contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Lanvin Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, Lanvin Group’s ability to timely complete its financial closing procedures and finalize its consolidated financial statements for fiscal year 2024; changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group’s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic on Lanvin Group’s business; Lanvin Group’s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of consumers to shop; Lanvin Group’s ability to successfully implement its business strategies and plans; Lanvin Group’s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group’s distribution facilities or its distribution partners; Lanvin Group’s ability to negotiate, maintain or renew its license agreements; Lanvin Group’s ability to protect its intellectual property rights; Lanvin Group’s ability to attract and retain qualified employees and preserve craftmanship skills; Lanvin Group’s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this communication. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group’s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group’s assessments of any date subsequent to the date of this communication. Accordingly, reliance should not be placed upon the forward-looking statements.

Enquiries:

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Lanvin Group

Coco Wang

coco.wang@lanvin-group.com

Media

Lanvin Group

Ingrid Zhou

ingrid.zhou@lanvin-group.com